Exhibit 3.6
AMENDED AND RESTATED GENERAL PARTNERSHIP AGREEMENT

OF
WESTMORELAND-LG&E PARTNERS

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THIS AMENDED AND RESTATED GENERAL PARTNERSHIP AGREEMENT is made effective as of this 1st day of December 1993, by and between WESTMORELAND-ROANOKE VALLEY, L.P. a Delaware limited partnership (“Westmoreland”), and LG&E ROANOKE VALLEY L.P., a California Limited partnership (formerly known as Hadson Roanoke Valley L.P., a California Limited Partnership, “LG&E”).
RECITALS:
     This Partnership was formed on March 1, 1990, as a general partnership under the Virginia Uniform Partnership Act by LG&E and Westmoreland.
     LG&E is a limited partnership of which LG&E Power 16 Incorporated, a California corporation, is the general partner. Westmoreland is a limited partnership of which WEI-Roanoke Valley, Inc., a Delaware corporation, is the general partner.
     The Partnership has changed its name from Westmoreland-Hadson Partners to Westmoreland-LG&E Partners.
     Westmoreland and LG&E desire to confirm the formation as of March 1, 1990, of the general partnership, whose purpose is to construct, own, operate and maintain a 165 MW coal-fired electric cogeneration facility and a 44 MW coal-fired electric cogeneration facility, both located on the same project site near the city of Weldon, North Carolina and to sell the electricity generated therefrom to Virginia Electric and Power Company (operating in North Carolina as “North Carolina Power”), and to sell the steam produced therefrom for use by an industrial host.
     LG&E and Westmoreland wish to amend and restate the terms and conditions applicable to the Partnership and the Partners in order to supersede the terms and conditions set forth in that certain General Partnership Agreement dated January 16, 1991 by and between LG&E and Westmoreland (the “Prior Partnership Agreement”).
     NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the parties, agree as follows:

ARTICLE 1.
DEFINITIONS
     The following terms shall have the meanings indicated:
     1.1 “Act” means the Virginia uniform Partnership Act as in effect on the date hereof and as it may be amended from time to time.
     1.2. “Adjusted Book Basis” means, with respect to each item of Partnership property, the property’s adjusted basis for federal income tax purposes, except that in the case of any property contributed to the partnership (either actually or constructively upon a constructive liquidation and reconstruction of the Partnership for federal income tax purposes pursuant to section 708(b) (1) (B) of the Code), or any property with respect to which the decision to revalue the same has been made pursuant to section 3.6(c), the Adjusted Book Basis of such property shall be the gross fair market value of such property, as determined by the Management Committee, at the time of such contribution or revaluation, as the case may be, adjusted from time to time by Book Depreciation allowable with respect to such property.
     1.3. “Affiliate” means with respect to a Partner or any Person, any Person which, directly or indirectly, controls, is controlled by or is under common control with such Partner or Person. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such individual or entity, whether through the ownership of voting securities, by contract or otherwise.
     1.4. “Agreement” means this General Partnership Agreement (including all exhibits and appendices attached hereto) as it may be amended from time to time.
     1.5. “Available Cash” means at a particular time, all cash of the Partnership which at the time is in excess of the amount which the Management Committee determines is then required to meet the Partnership’s obligations and working capital requirements.
     1. 6. “Book Depreciation” means the deduction or allowance for depreciation, depletion or amortization (as the case may be) that shall be allowable to the Partnership with respect to an item of Partnership property, determined in the manner set forth below. Consistent with the provisions of Section 1.704-1(b) (2) (iv) (g) (3) of the Regulations, the Book Depreciation

with respect to each item of Partnership property for a fiscal year or other period shall equal the amount that bears the same relationship to the Adjusted Book Basis of such item of Partnership property as the Tax Depreciation with respect to such item of Partnership property for such year or other period bears to the “adjusted basis” (within the meaning of Section 1011 (a) of the Code) of such item of Partnership property. Notwithstanding the foregoing, if an item of Partnership property shall have an “adjusted basis” (as defined above) equal to zero, Book Depreciation shall be determined under a reasonable method which shall be selected by the Management Committee.
     1.7. “Capital Account” means, as to any Partner, the account maintained by the Partnership pursuant to section 3.6 of this Agreement.
     1.8. “Capital Contributions” means contributions made or to be made to the capital of the Partnership by the Partners pursuant to section 3.1 of this Agreement.
     1.9. “Chief Financial Officer” means the person who is appointed by the Management committee pursuant to section 5.1 hereof to manage the Partnership’s financial affairs, subject to the direction and control of the Management Committee.
     1.10. “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the corresponding provisions of any law which may succeed it.
     1.11. “Coal Supply Contracts” means the contract or contracts under which the Partnership will purchase the necessary coal fuel for the Facilities, including related transportation contracts.
     1.12. “Equity Funding Agreement” means any equity funding agreements to be entered into by the Partners in connection with the financing of the Facilities on the same terms and conditions.
     1.13. “Facilities” shall mean collectively, the RVI Facility and the RVII Facility.
     1.14. “Facility Operating Agreement” means the Amended and Restated Facility Operating Agreement dated as of December 1, 1993 between the Partnership and UC Operating Services, an Affiliate of LG&E, pursuant to which the Facilities will be operated and maintained.
     1.15. “Failed Partner” means a Partner which is deemed to be bankrupt or insolvent, or in the case of a Partner that is a partnership where any of the general partners of such partnership is deemed to be bankrupt or insolvent, pursuant to section 10.3(a).

     1.16. “Fair Market Value” means the value described in section 16.1 hereof.
     1.17. “Fiscal Year” means the tax year of the Partnership as set forth in section 11.3.
     1.18. “Gain or Loss on Disposition” means the gain or loss from the sale, exchange or other taxable disposition of all of the Partnership’s property, or any material portion thereof (excluding gain or loss from sales of services or property in the ordinary course of the business of the Partnership), determined in accordance with the accounting methods followed by the Partnership for federal income tax purposes with reference, however, to the Adjusted Book Basis of the property rather than the adjusted tax basis of such property.
     1.19. “Management Committee” means the committee formed by the Partners for the purposes of managing the business of the Partnership pursuant to Section 4.1 of this Agreement.
     1.20. “Net Capital Receipts” means the net proceeds remaining from any sale or disposition or taking of all or part of the Partnership’s property or any financing or refinancing of the Partnership’s property after the payment of all costs and expenses related thereto, and the payment for any capital expenditures or expenses for which such proceeds are to be used and the satisfaction of any mortgage debt and the setting aside of any reserves as reasonably determined by the Management Committee.
     1.21. “Notice” means a writing containing the information required by this Agreement to be communicated to a Person and delivered Pursuant to section 16.2 of this Agreement.
     1.22. “Partner Loan” means a loan made to the Partnership pursuant to section 3.8.
     1.23. “Partners” means LG&E and Westmoreland or their respective successors or permitted assigns.
     1.24. “Partnership” means the general partnership created by this Agreement.
     1.25. “Partnership Interest” means a Partner’s interest in all the property and assets, income, gains, losses, deductions,

expenses, obligations, liabilities, credits and distributions of the Partnership, expressed in terms of a percentage as set forth for each Partner in Section 6.1 and as such interest may be adjusted from time to time in accordance with this Agreement.
     1.26. “Person” means a natural person, corporation, partnership, trust, association, joint venture, real estate investment trust or business trust (including any beneficiary thereof), unincorporated association, and any other form of business or legal entity.
     1.27. “Prime Rate” means the per annum interest rate which is publicly announced (whether or not actually charged in each instance) from time to time by Bank of America N.T. & S.A., or such other bank as may be approved by the Management committee for purposes of ascertaining the Prime Rate, as its “reference rate” or “prime rate.”
     1.28. “Profits” and “Losses” mean for each fiscal year or other period the Partnership’s taxable income or loss, respectively, for such year or period determined in accordance with section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to section 703(a) (1) of the Code shall be included in taxable income or loss) with the following adjustments: (i) any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this section shall be added to such taxable income or loss: (ii) any expenditures of the Partnership described in Code Section 705(a) (2) (B), or treated as an expenditure so described pursuant to Regulations Section 1.704-1(b) (2) (iv) (i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section, shall be subtracted from such taxable income or loss; (iii) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, Profits and Losses shall be determined by taking into account Book Depreciation with respect to the Partnership’s property; (iv) in lieu of any gain or loss on the sale of Partnership property taken into account in computing such taxable income or loss, subject to clause (y) below Profits and Losses shall be determined by taking into account gain or loss on the sale of such Partnership property calculated with reference to the Adjusted Book Basis of such property; (v) any Gain or Loss on Disposition shall not be taken into account in determining Profits or Losses; and (vi) Profits and Losses shall be determined without regard to amounts allocated under Sections 6.3(d).

     1.29. “Property” means the Facilities and all the other real and personal assets of the partnership.
     1.30. “RVI Construction Contract” means the Contract for Engineering, Procurement and Construction Services for Roanoke Valley Project dated as of January 16, 1991, as amended, modified or supplemented from time to time, between the Partnership and LG&E Power Engineers and Constructors Inc. (formerly known as Ultrasystems Engineers and Constructors, Incorporated), LG&E Power Constructors Inc., Affiliates of LG&E, and LG&E Engineering N.C., P.C., pursuant to which the RVI Facility will be designed, engineered, procured and constructed.
     1.31. “RVII Construction Contract” means the Contract for Engineering, Procurement and Construction Services for Roanoke Valley II Project dated as of December 1, 1993, as amended, modified or supplemented from time to time, between the Partnership and LG&E Power Engineers and constructors Inc. and LG&E Power Constructors Inc., Affiliates of LG&E, and LG&E Engineering N.C., P.C., pursuant to which the RVII Facility will be designed, engineered, procured and constructed.
     1.32. “RVI Facility” means the 165 MW coal-fired electric cogeneration facility to be located in or near the town of Weldon, North Carolina, which the Partnership will construct, own, operate and maintain and which is being designed, engineered, procured and constructed pursuant to the RVI Construction Contract.
     1.33. “RVII Facility” means the 44 MW coal-fired electric cogeneration facility to be located in or near the town of Weldon, North Carolina, which the Partnership will construct, own, operate and maintain and which is being designed, engineered, procured and constructed pursuant to the RVII Construction Contract.
     1.34. “RVI Power Purchase Agreement” means the Second Amendment and Restatement dated November 15, 1991 of the Power Purchase and Operating Agreement effective January 11, 1989 and executed January 24, 1989 by and between the Partnership, as successor in interest to Beckley Cogeneration Company, and Virginia Electric and Power Company, as amended, modified or supplemented from time to time.
     1.35. “RVII Power Purchase Agreement” means the Amendment and First Restatement of the Power Purchase and Operating Agreement dated April 29, 1993 by and between Virginia Electric and Power Company and the Partnership, as amended, modified or supplemented from time to time.

     1.36. “Regulations” means the Federal Income Tax Regulations promulgated by the Internal Revenue Service pursuant to the Code, as amended from time to time.
     1.37. “Tax Depreciation” means, with respect to each item of Partnership property, the deduction or allowance for depreciation, depletion or amortization (as the case may be) that shall be allowable with respect to such item of Partnership property for federal income tax purposes.
     1. 38. “Tax Matters Partner” means such Partner as is designated pursuant to Section 11.2 hereof.
     1.39. “Transfer” means any sale, transfer, assignment, gift, mortgage, hypothecation, pledge, exchange or any other disposition, whether made directly, indirectly, voluntarily, by operation of law or otherwise of a Partnership Interest, but excluding any adjustment of a Partner’s Capital Account pursuant to section 3.8 of this Agreement.
     1.40. Terms defined elsewhere in this Agreement:

Term	Section
“Additional Capital Contributions”	3.1	(a)
“Budget”	4.5
“Chief Financial Officer”	5.1
“Contributing Partner”	3.7	(b)
“Contribution Date”	3.1	(b)
“Deemed Contribution Amount”	3.7	(a)
“Exempt Wholesale Generator”	7.1	(h)
“Internal Costs”	4.15	(a)
“Loan Date”	3.8	(c)
“Noncontributing Partner”	3.7	(b)
“Optional Advance”	3.7	(b)
“Qualifying Facility”	7.1	(h)
“Third Party Costs”	4.14	(a)
“Third Party Costs Due Upon
“Closing of Construction Financing”	4.14	(a)
     1.41. “Venture Management Agreement” shall mean that Amended and Restated Venture Management Agreement dated as of the date hereof by and between LG&E Power Operations Inc. (“LG&E Operations”), Westmoreland Energy, Inc. (“WEI”) and the Partnership, regarding the provision of venture management services by LG&E Operations and WEI to the Partnership.

ARTICLE 2.

FORMATION
     2.1. Formation. The Partners hereby confirm the formation as of March 1, 1990, of the Partnership pursuant to the provisions of the Act and in accordance with the further terms and conditions hereof. The rights and liabilities of the Partners shall be, except as herein otherwise expressly provided, as provided in the Act. Each of the Partners shall have authority to bind the Partnership and the other Partners only in accordance with the provisions of this Agreement.
     2.2. Partnership Name. The name of the Partnership shall be “Westmoreland-LG&E Partners.” All business of the Partnership shall be conducted under such name and under such variations thereof as the Partners deem necessary or appropriate to comply with the requirements of law in any other jurisdiction in which the Partnership may elect to do business.
     2.3. Address and Principal Place of Business. The address and principal place of business of the Partnership shall be at Highway 158, Weldon, North Carolina, or such other place as the Partners may from time to time determine.
     2.4. Term. The Partnership commenced on March 1, 1990, and shall continue to exist until terminated pursuant to Article 10 hereof
     2.5. Purpose.
               (a) The purposes of the Partnership shall be to develop, design, finance, construct, maintain, own and operate the Facilities and to sell the thermal energy and electricity generated thereby and to engage in such activities which are incidental or necessary to the foregoing, including, without limitation, the following: (i) to acquire, by purchase, lease or otherwise, any real or personal property which may be necessary, proper or advisable to the accomplishment of such purposes; (ii) to develop, finance, construct, operate, maintain and improve, and to own, sell, convey, assign, mortgage or lease, any real estate and any personal property necessary, proper or advisable to the accomplishment of such purposes; ,and (iii) to borrow money and issue evidences of indebtedness and’ to secure indebtedness by mortgage, pledge or other lien on any assets of the Partnership.
     2.6. Agent. The agent of the Partnership for service of process in Virginia is CT Corporation System, subject to replacement by direction of the Management Committee.

     2.7. Nature of Partner’s Interest. The interests of the Partners in the partnership will be personal property for all purposes. All property owned by the Partnership, whether real or personal, tangible or intangible, will be owned by the Partnership as an entity, and no partner, individually, will have any ownership of such property.
     2.8. Public Statements. No Partner shall issue any public statements or press releases relating to the transactions contemplated by this Agreement without the prior consent of all Partners, which consent shall not be unreasonably withheld. However, nothing herein shall (i) prevent any Partner from supplying such information or making such statements relating to this Agreement as may be required by any governmental authority or as may be considered necessary in connection with obtaining equity or debt financing for any of the Facilities, or (ii) prevent any Partner from making public statements or press releases regarding its involvement in any of the Facilities which do not disclose the terms hereof. In the event of a disclosure pursuant to governmental authority, the Partner which is required to give such disclosure shall give the other Partner reasonable notice and opportunity to prevent or limit such disclosure. Public statements and press releases regarding the transactions contemplated by this Agreement shall mention the names of all Partners where appropriate.
ARTICLE 3.
CAPITAL AND ALLOCATIONS
     3.1. Capital Contributions.
               (a) Each of the Partners has made an initial capital Contribution of $1.00. The Partners shall make additional Capital Contributions (“Additional Capital Contributions”), pro rata, in accordance with their respective Partnership Interests if the Management Committee determines in accordance with the terms of this Agreement that additional capital is necessary or if the Partners are required to make .contributions to the partnership pursuant to the Equity Funding Agreement.
               (b) A call for Additional Capital Contributions to the Partnership shall be made by Notice, which shall specify the amount to be contributed in the aggregate and by each Partner and which shall be sent to all Partners and shall be executed by the Chief Financial Officer or his designated representative. To satisfy a call for Additional capital contributions, a Partner shall have paid into the Partnership cash funds in the full amount of its proportionate share of the aggregate amount of such call for Additional capital contributions on or before the date specified in such Notice (the “Contribution Date”), which date shall not be less than thirty (30) days following the date of the Notice. All Additional Capital Contributions shall be credited to the respective Capital Accounts of the Partners as of such specified date.
     3.2. No Other Contributions. No Partner will make contributions to the capital of the Partnership in excess of the amounts determined by the Management Committee pursuant to section 3.1(a), without the prior written consent of the other Partner.
     3.3. No Interest on Capital. No interest shall be paid to any Partner on all or a portion of its Capital contributions or on a balance in its Capital Account.
     3.4. Capital Withdrawals and Returns. No Partner shall have the right to withdraw or reduce its contributions to the capital of the partnership or to receive property or assets other than cash in return thereof, except in accordance with this Agreement.
     3.5. No Priority. Except as provided in this Agreement, neither Partner shall be entitled to priority over the other Partner with respect to a return of its contribution to the capital of the partnership, to the property and assets of the Partnership, or to allocations of income, gains, losses, deductions, expenses, obligations, liabilities, credits or distributions.
     3.6. Capital Accounts.
               (a) A Capital Account shall be established for each Partner and shall be determined and maintained in accordance with the provisions of section 1.704-1-(b) (2) (iv) of the Regulations. The Capital Account of each Partner as of the date hereof is $1.00. Except as otherwise provided in section 1.704-I(b) of the regulations, (i) the balance of each Partner’s Capital Account shall be increased by (1) the amount of money contributed by such Partner to the Partnership; (2) the fair market value of property contributed by such Partner to the Partnership (net of any liabilities secured by such contributed property that the Partnership is considered to assume or take subject to under Section 752 of the Code); and (3) allocations to such Partner of partnership Profits or Gain on Disposition (or items thereof); and (ii) the balance of each Partner’s capital Account shall be decreased by (A) the amount of any money distributed to such Partner by the Partnership; (8) the fair market value of any property distributed to such Partner by the Partnership (net of any liabilities secured by such distributed property that the recipient Partner is considered to assume or take subject to under section 752 of the Code); and (C) allocations to such Partner of Partnership Losses or Loss on Disposition (or items thereof).
               (b) The Capital Accounts of the Partners prior to any distribution in-kind shall be adjusted, if necessary, in accordance with the provisions of Section 1.704-l(b) (2) (iv) (e) of the Regulations.
               (c) The Partnership shall not revalue Partnership property as permitted under section 1.704-l(b) (2) (iv) (f) of the Regulations unless the Management Committee chooses to do so.
               (d) A Partner’s Capital Account shall be decreased for (i) allocations of Partnership Losses or Loss on Disposition (or items thereof) that, as of the end of such taxable year, reasonably are expected to be made to such Partner pursuant to sections 704(e) (2) and 706(d) of the Code and Section 1.751-l(b) (2) (ii) of the Regulations, and (ii) Partnership distributions that, as of the end of such taxable year, reasonably are expected to be made to such Partner, to the extent such distributions exceed offsetting increases (exclusive of increases attributable to such Partner’s allocable share of minimum gain, as defined in section 1.704-l(b) (4) (iv) (b) of the Regulations) to such Partner’s Capital Account that reasonably are expected to occur during (or prior to) the Partnership taxable years in which such Partnership distributions reasonably are expected to be made, and shall be increased for (i) such Partner’s allocable share of minimum gain determined in accordance with Section 6.3(a), (ii) such Partner’s allocable share of partner funded minimum gain determined pursuant to Section 6.3(b), and (iii) the amount such Partner is unconditionally obligated to contribute to the capital of the Partnership pursuant to the provisions of this Agreement or under state law.
               (e) The provisions of this section are to be interpreted and applied in a manner consistent with the rules contained in section 1.704-l(b) (2) (iv) of the Regulations. To the extent these provisions are determined to be inconsistent with section 1.704-1(b) (2) (iv) of the Regulations or fail to address any situation covered by such Regulations, the rules prescribed in such Section of the Regulations shall govern. In the event that at any time during the term of the Partnership it shall be determined that the Capital Accounts of the Partners shall not have been maintained as required by section 1.704-I(b) (2) (iv) of the Regulations, then said capital Accounts shall be retroactively adjusted so that the same shall conform to such Section of the Regulations.
     3.7. Failure to Advance an Additional Capital Contribution.
               (a) Should a Partner not have contributed by the Contribution Date an Additional capital Contribution called for as provided in section 3.1, the partnership Interest of each Partner, effective as of the date the contribution was required to be paid, shall be the fraction (expressed as a percentage) determined by dividing Capital Contributions made to the Partnership by such Partner (including any Capital Contributions made by such partner in response to the call or upon conversion of an Optional Advance) plus the maximum equity funding commitments of all Partners set forth in any Equity Funding Agreement by the Capital Contributions made to the Partnership by all Partners (including capital Contributions made by all Partners in response to the call or upon conversion of Optional Advances) plus the aggregate amount of the maximum equity funding commitments of all Partners set forth in any Equity Funding Agreement; provided, that such Percentage Interest shall in no event be changed if the effect of such change is to cause the RVII Facility to lose its status as a “Qualifying Facility” or the RVI Facility to lose its status as a “Qualifying Facility” (if the Partnership is not then an Exempt Wholesale Generator with respect to its ownership and operation of such Facility). In which case, in lieu of changing such Percentage Interest, the Additional Capital Contribution made by the contributing Partner shall be treated as a Partner Loan made by such Partner. A change in Partnership Interest shall not affect, or be taken into account in determining, the Partners’ Capital Accounts or other rights to the capital of the Partnership existing as of the date of such change.
               (b) In the event that a call for Additional Capital Contributions shall be issued as provided herein and one or more Partners shall not have made their required Additional Capital Contributions in response to such call on or before the Contribution Date (hereinafter the “Noncontributing Partner(s)”), any Partner that has made its Additional Capital contribution in response to such call (hereinafter the “Contributing Partner(s)”) may elect to make on behalf of the Noncontributing Partner(s) all or any portion of the unmade Additional Capital contribution of the Noncontributing Partner(s) as hereinafter provided. If a

Contributing Partner elects to make such payment (subject to the allocation provisions in Section 3.7(c), the Contributing Partner shall notify the Noncontributing Partner of the making of such payment within five (5) days after doing so. Any such payment shall be referred to herein as an “Optional Advance,” shall be deemed to be a loan by the Contributing Partner to either the Noncontributing Partner or to the Partnership as a Partner Loan, as the contributing Partner may elect in its Notice to the Noncontributing Partner, shall bear interest at the lesser of the rate of two (2) percentage points above the Prime Rate and the highest rate permitted under applicable law and shall be subject to any restriction contained in any financing documents to which the Partnership is a party. Such applicable rate shall be adjusted on the date of any change in the Prime Rate. Interest on an optional Advance shall be calculated, charged and paid on the basis of a 365-day year. In the case of a loan by the Contributing Partner to the Partnership, the Partnership shall be deemed to have been made a loan (the “Mirror Loan”) to the Noncontributing Partner in the same principal amount and at the same interest rate as the optional Advance, which Mirror Loan also shall be subject to any restrictions set forth in any financing documents to which the Partnership is a party.
     In the case of an Optional Advance to the Noncontributing Partner, the Noncontributing Partner shall have the right to repay to the Contributing Partner the principal amount of the optional Advance plus accrued interest thereon within 45 days from the date that such optional Advance was made. In the case of an Optional Advance to the Partnership, the Noncontributing Partner shall have the right to repay to the Partnership the principal amount of any Mirror Loan plus accrued interest thereon within 45 days from the date that such optional Advance was made, and the Partnership shall thereupon repay to the contributing Partner the principal amount of the Optional Advance plus all accrued interest thereon.
     Until full repayment has been made by the Noncontributing Partner, all distributions which a Noncontributing Partner would be entitled to receive, but for this provision, shall be distributed by the Partnership directly to the Contributing Partner. Such distribution shall be applied against (x) the Optional Advance, in the case of optional Advances to the Noncontributing Partner, or the Mirror Loan, in the case of Optional Advances to the Partnership, and (y) in both cases, plus accrued interest. Any amount applied against a Mirror Loan shall thereupon be applied by the Partnership against the optional Advance. In the event of the dissolution of the Partnership, the unpaid principal amount of all optional Advances and Mirror Loans plus all accrued interest thereon shall be repaid in accordance with section 10.5.
               If an Optional Advance plus accrued interest thereon has not been fully repaid within 45 days from the date that such Optional Advance was made, the Contributing Partner shall have the option to convert the unpaid principal amount of the optional Advance plus accrued interest thereon into a Capital contribution by the contributing Partner, and the Optional Advance shall cease to be deemed to be an Additional Capital contribution on behalf of the Noncontributing Partner. Upon such conversion of an optional Advance, any corresponding Mirror Loan shall be cancelled. The contributing Partner shall provide Notice to the Noncontributing Partner in the event it elects to convert such Optional Advance within 10 days after the expiration of such 45-day period. If the contributing Partner elects to convert such optional Advance, effective upon the date of the Notice, the partnership Interest of each Partner shall be adjusted as provided Section 3.7(a), subject to the proviso set forth therein.
               (c) In the event that there shall be more than one Contributing Partner, and the aggregate amount so elected would exceed the amount of the Additional Capital Contribution(s) which shall not have been made by the Noncontributing Partner(s), then each such electing Contributing Partner shall be entitled to make a portion of such unmade Additional Capital contribution(s) equal to the ratio which its Partnership Interest bears to the aggregate Partnership Interests of all such electing Contributing Partners.
     3.8. Loans from Partners;
                (a) Except as provided in sections 3.1 and 3.7, the money to finance the business of the Partnership shall be derived from loans to the Partnership from third parties and from the revenues of the Partnership.
               (b) Upon notice from the Chief Financial Officer pursuant to paragraph (c) of this section 3.8, and subject to any restriction contained in any financing documents to which the Partnership is a party, each Partner shall have the right, but not the obligation, to advance as a loan to the Partnership its proportionate share (based upon the partnership Interests of the Partners) of the amount so required from time to time (any amounts advanced by the Partners pursuant to this section 3.8 being called “Partner Loans”). All amounts paid by the Partners hereunder shall be loans by the Partners to the Partnership and shall be repayable on such terms as the Management Committee shall agree, provided that such Partner Loans shall bear interest compounded quarterly at a floating rate not to exceed the Prime Rate plus two percent (2%). All payments shall first be applied to accrued but unpaid interest and then to principal. Should Partner Loans be made by the Partners pursuant to this section 3.8 on more than one occasion, such Partner Loans shall be repaid in the order in which such Partner Loans were made to the Partnership provided that interest may be paid on a loan made after another loan if all payments on the earlier loan are current and, in the case of contemporaneous Partner Loans, on a pari passu basis. The Partnership may not make distributions of Available Cash to the Partners unless and until all outstanding Partner Loans have been repaid.
               (c) A call for Partner Loans to the Partnership may be issued by or on behalf of the Chief Financial Officer by notice (in accordance with section 4.3(c)(vi», which shall specify the amount to be lent in the aggregate and by the Partner to which or to whom the call is directed, shall be sent to all Partners and shall be executed by the Chief Financial Officer or his designated representative. No Partner shall be obligated to satisfy any such call. To satisfy a call for Partner Loans, a Partner shall have lent to the Partnership cash funds in the full amount of its proportionate share of the aggregate amount of such call for Partner Loans on or before a date thirty (30) days following the date of the notice, which shall be the “Loan Date” for such loans. If a Partner does not elect to satisfy its portion of a call for Partner Loans, it shall so notify the other Partners, in which event such other Partners may, at any time within thirty (30) days after the date of such notice, elect to make all or any portion of the Partner Loan not made by the Partner giving such notice. In the event there shall be more than one Partner that so elects, and the aggregate amount so elected would exceed the amount of the Partner Loan not made, then each such electing Partner shall be entitled to make a portion of such unmade Partner Loan equal to the ratio which its partnership Interest bears to the aggregate Partnership Interests of all such electing Partners.
ARTICLE 4.
RIGHTS, OBLIGATIONS AND POWERS OF THE GENERAL
PARTNER
     4.1. Management Committee. The Partnership will be managed, consistent with prudent business practices, with the objective of maximizing the long-term profitability of the Partnership, and each Partner will use its best efforts to achieve that objective. The management of the business of the

Partnership will be vested in a management committee (the “Management Committee”) which will be empowered to set policy for and to make all decisions in respect of the business and operations of the Partnership subject to the limitations set forth in this Agreement. The Management Committee may act through Partners or qualified employees and agents of the Partnership as provided in section 4.7. The acts of the Management Committee shall bind the Partners and the Partnership when within the scope of its authority.
     4.2. Composition of Management Committee. The Management Committee shall at all times consist of two members, one of which shall be appointed by LG&E and one of which shall be appointed by Westmoreland. Each Partner may appoint one or more alternates for each member appointed by it to the Management committee. Each alternate shall have all the powers of the regular Management Committee member in the regular Management Committee member’s absence or inability to serve. Each Partner shall have the power to remove any member or alternative member of the Management Committee appointed by it by Notice of such removal to the Partnership and to the other Partner. Vacancies on the Management committee shall be filled by the Partner who appointed the Management Committee member previously holding the position that is then vacant.
     4.3. Voting; Quorum.
               (a) All actions of the Management Committee shall require the affirmative vote of the members (present and voting) representing a majority of Partnership Interests in the Partnership. Notwithstanding the foregoing, the following actions shall at all times require the unanimous vote of the members of the Management Committee representing all Partnership Interests in the Partnership:
                    (i) approval of any contract or agreement (x) with either Partner or any Affiliate of either Partner or (y) which obligates the Partnership to pay for goods or services during it~ term in excess of an aggregate of $100,000:
                    (ii) approval of any contract or agreement relating to the sale or other disposition of the bulk of the Partnership’s property, and approval of the termination or modification of any such contract or agreement or of the waiving of compliance with the terms thereof:

                    (iii) approval of any amendment to either the RVI Power Purchase Agreement or the RVII Power Purchase Agreement;
                    (iv) approval of any plan to expand materially the Partnership’s business, either by addition of new facilities or otherwise;
                    (v) any plan of liquidation of the Partnership; and
                    (vi) except as the Partners may agree in the Equity Funding Agreements, determination of the amounts of Additional Capital Contributions and Partner Loans to be requested and the time(s) when such Additional Capital Contributions and Partner Loans shall be accepted by the Partnership.
               (b) The Management Committee member or members representing a Partner at a meeting of the Management Committee shall be entitled to vote such Partner’s Percentage Interest with respect to any decision to be made by the Management Committee. Two members of the Management Committee each representing different Partners shall constitute a quorum.
     4.4. Meetings of Management Committee.
               (a) The Management Committee shall meet at least once each quarter (unless such meeting shall be waived by all members thereof) or at the request of any two members, upon ten (10) days’ written Notice to all members, at such places as may be determined from time to time by the Management Committee. The meetings may be held by telephone conference. A written agenda for each meeting shall be prepared in advance, in consultation with each Partner, by the member of the Management Committee selected from time to time. The Management Committee may act without a meeting if the action is approved in writing by members of the Management Committee entitled to vote the percentage Interest of each partner.
               (b) The Management Committee shall select one of its members to be the chairman of the Management Committee. The chairman shall preside at meetings of the Management Committee.
               (c) The Management Committee shall select one of its members to be the secretary of the Management Committee. The secretary shall cause written minutes of each meeting of the Management Committee to be prepared and shall cause a copy of all minutes and Written consent actions to be distributed to each member of the Management Committee within ten (10) days after the date of the meeting or written consent action.
     4.5. Annual Budget. At the Management committee meeting occurring prior to December 1 of each Fiscal Year, the Management Committee will consider and adopt a written budget (the “Budget”) setting forth in reasonable detail the anticipated receipts and expenditures of the Partnership for the coming fiscal year and the succeeding four years as well as the amount and kind of expenditures in addition to those anticipated which may be made on behalf of the Partnership without further action by the Management Committee. The Chief Financial Officer will cause the initial draft of the Budget to be prepared and submitted to all Management committee members at least by October 1 of each year. At each meeting of the Management Committee, the Chief Financial Officer will report on the receipts and expenditures of the Partnership as of a date reasonably close to the date of the meeting and will recommend to the Management Committee any changes in the Budget which he considers necessary or appropriate.
     4.6. Bank Accounts. The Chief Financial Officer will maintain accounts for the deposit and disbursement of all funds of the Partnership at such banks as the Management Committee shall approve. All funds of the Partnership will be deposited promptly in such accounts. The Management Committee will from time to time authorize signatories for such accounts.
     4.7. Delegation of Powers of Management Committee. The Partners hereby expressly consent to the delegations of powers set forth in section 4.9 and Article 5 of this Agreement. The Management Committee may by unanimous written resolution delegate other of its powers, but not its responsibilities, to any Partner, employees of a Partner or to any other person, joint venture or partnership.
     4.8. Indemnification. The Partnership shall indemnify the Partners, their Affiliates, and the employees, officers, agents, directors and partners of such entities, and shall hold them harmless, from any claim, demand, judgment, cost or expense (including but not limited to counsel fees and expenses) arising out of or related to any act or omission by the Partners or the agents, employees and contractors of the partnership or the Partners in connection with the business and affairs of the Partnership, except (i) for any act or omission which is performed or omitted to be performed in bad faith or which constitutes gross negligence, willful misconduct or breach of fiduciary duty attributable to the Partner seeking indemnity hereunder, or (ii) for which liability arises under the provisions of a written agreement (other than this Agreement) between such Partner and the Partnership.
               If any Partner pays or otherwise satisfies a Partnership liability (other than a liability arising under circumstances that, as to such partner, were not in compliance with the terms of this Agreement) in excess of such Partner’s Partnership Interest (including liabilities arising in the manner described in the first paragraph of this Section 4.8 but for which funds for indemnification are unavailable), such Partner shall have a claim against the other Partner for contribution for a proportionate share of such Partnership liability in addition to any other remedy available to such Partner at law or in equity.
               Westmoreland shall indemnify, defend and hold harmless LG&E for any and all liability to (a) Stone and Webster Development corporation, Pyropower Development Corporation and their respective Affiliates (except for LG&E’s liabilities to Pyropower pursuant to the Transfer Agreement dated as of June 30, 1989, between Pyropower and Westmoreland Covington, Inc.), in connection with the Development Agreement dated December 13, 1988, among Westmoreland Energy, Inc., Pyropower Development Corporation and Stone and Webster Development corporation and (b) Wheelabrator Tidewater, Inc. and its Affiliates (“Wheelabrator”) (except for (i) LG&E’s liabilities pursuant to the Development Agreement dated May 1, 1992, as amended, between WEI and LG&E Development Corporation (now known as LG&E Power Development Inc., “LG&E Development”) and (ii) LG&E’s obligation to pay one-half of the amounts (up to $1.4 million) which Westmoreland’s Affiliate, Westpower-Covington, L.P. (“Covington”), actually pays to Wheelabrator under section 1.2(b) of that certain Assignment dated December 21, 1990 between Covington and Wheelabrator, which obligation shall in no event exceed $700,000 in the aggregate).
               Nothing in this Article 4 shall be deemed to supersede the indemnification provisions contained in any agreement between the Partnership and an Affiliate of a Partner, and any such indemnification provisions shall exclusively govern any such agreement.
               The agreements contained in this section 4.8 shall survive the withdrawal of any Partner or any termination or dissolution of the Partnership.
               Amounts payable in respect of the indemnification obligations under this Section 4.8 shall be calculated after taking into account (a) any realized tax effects attributable to (i) the claim, demand, judgment cost or expense giving rise to the indemnification obligation, (ii) the payment of indemnification and (iii) the receipt of an indemnification payment, and (b) any realized insurance or other recoveries from third parties.
     4.9. Partner Responsibilities.
               (a) The Partners agree that:
                    (i) Westmoreland shall be responsible with respect to (A) negotiating the ash disposal and transportation contracts and the water services agreement(s) and (B) negotiating and representing the Partnership in connection with the RVI Construction Contract and the RVII Construction Contract and the Facility Operating Agreement:
                    (ii) LG&E shall be responsible for (A) obtaining permits, (B) arranging project financing for the Facilities and all treasury and insurance functions, and (C) negotiating and representing the Partnership in connection with lime supply and transportation agreement(s) and the Partnership’s interests under the Coal Supply Contracts:
                    (iii) LG&E and Westmoreland shall have joint responsibility for negotiating and administering the RVI Power Purchase Agreement and the RVII Power Purchase Agreement, the energy sales agreement(s) (for thermal energy sales from the Facilities to the Host), community relations, managing due diligence activities of third party project finance lenders, selecting and managing outside legal counsel and completing the issuance of tax-exempt bonds for the Facilities. Lead responsibility for these matters ‘shall be determined by the Management Committee from time to time.
               (b) In the event it is proposed that one of the Partners or an Affiliate thereof should provide goods or services to the Partnership, the other Partner shall be responsible for negotiating, on behalf of the Partnership, any contract with respect thereto and otherwise representing the Partnership in connection therewith.
               (c) In representing the Partnership in connection with a contract between the Partnership and an affiliate of a Partner the responsible Partner shall consult with the other Partner concerning administration of the contract and any disputes arising thereunder.
     4.10. Transactions with Affiliates. The Partnership may acquire goods or services from Affiliates of the Partners. All such transactions shall be negotiated on behalf of the Partnership in accordance with Section 4.9(b). The Partners acknowledge that the Facility Operating Agreement, the Venture Management Agreement, the RVI Construction Contract and the RVII Construction Contract and the Coal Supply Contracts which have been entered into with and/or involving Affiliates of Westmoreland and with TECO Coal Corporation and its Affiliates have been approved by each of the Partners. Except as provided in section 4.14 or any other express agreement approved by all Partners, no Partner or Affiliate of a Partner, shall receive any salary or fee for service rendered to or on behalf of the partnership, nor shall services be regarded as a capital contribution.
     4.11. Partner’s Commitment. Each Partner shall devote so much of its time and effort to the management and other affairs of the Partnership with respect to the matters as to which it is responsible as may be reasonably required to promote the purposes of the Partnership, in an efficient, effective and diligent manner and shall use its best efforts to perform its duties hereunder in a professional manner.
     4.12. No Compensation to Management Committee. Unless otherwise agreed to by the Partners, the members of the Management Committee shall not receive compensation from the Partnership for serving on such committee.
     4.13. Payment of Costs and Expenses: General. The partnership shall be responsible for paying all costs and expenses of the activities of the Partnership. Any such costs and expenses which have been incurred, or are hereafter incurred, and paid by a Partner on behalf of the Partnership shall, to the extent the Partnership has available funds, be reimbursed monthly by the Partnership if such cost or expense is approved by the Management Committee. The Partner seeking reimbursement shall provide a description of such costs and expenses in sufficient detail to permit the Partnership to review them.
     4.14. Payment of Costs and Expenses: Development Expenses.
               (a) Notwithstanding Section 4.13, prior to the date on which construction financing becomes available for a Facility from a Person which is not an affiliate of either Partner, each Partner shall (i) bear its own Internal Costs relating to the development of such Facility, (ii) pay its percentage Interest of all Third Party Costs, and (iii) bear, or cause one of its Affiliates to bear, its own Third party Costs Due Upon Closing of Construction Financing. “Internal Costs”

shall mean the reasonable cost of wages and salaries paid by a Partner or one of its Affiliates during such period (unless such Affiliate is compensated for such costs under separate agreement with the partnership) for such time as is devoted to development of the Facility plus one hundred seventy-five percent (175%) thereof (as an approximation of the costs of overhead) plus out-of-pocket expenses listed on Exhibit A. “Third Party Costs Due Upon Closing of Construction Financing” shall mean the remaining reasonable costs and expenses due and payable to a Partner or its Affiliate upon successful closing of construction financing with a Person which is not an Affiliate of either Partner and which are listed on Exhibit A. “Third Party Costs” shall mean the costs and expenses paid to third parties in connection with the development of the Facilities, including, without limitation (i) amounts owed to a Partner or its Affiliate which are due and payable currently and are not subject to the obtaining of construction financing, (ii) amounts paid to outside counsel and consultants of the Partners during such period, and (iii) the Third Party Costs listed as such on Exhibit A. Internal Costs, Third Party Costs Due Upon Closing of Construction Financing and Third Party Costs shall collectively be defined as “Development Costs”. Invoices for such costs shall be accompanied by a description thereof in sufficient detail to permit the Partnership and Partners to review them.
               (b) The Partners will endeavor to negotiate with the Partnership’s lenders to permit maximum reimbursement of Development Costs and payment to WEI and LG&E Operations pursuant to the Venture Management Agreement of a $1,500,000 Venture Management Fee for the RVI Facility (for overseeing the business affairs of the RVI Facility prior to completion of construction thereof) and a $500,000 Venture Management Fee for the RVII Facility (for overseeing the business affairs of the RVII Facility prior to completion of construction thereof) and development fees for each of the Facilities. When proceeds of construction financing from any Person which is not an Affiliate of either Partner (“Lender”) become available to reimburse Development Costs and to pay fees due to the Partners, such amounts shall be paid to the Partners or their Affiliates in the following order of priority with respect to each of the Facilities:
     For the RVI Facility:
                    (i) all documented Third Party Costs incurred in connection with the RVI Facility shall be paid to the Partners in proportion to their Percentage Interest;

                    (ii) all documented Third Party costs Due Upon Closing of Construction Financing incurred in connection with the RVI Facility shall be paid to the Partner which directly or through its Affiliates incurred such costs:
                    (iii) each of the Partners’ documented Internal Costs for the RVI Facility shall be paid to the Partner which directly or through its Affiliates incurred such costs:
                    (iv) fees, in the following priority: (x) the first $500;000 of any development fees permitted by the Lender providing construction financing for the RVI Facility to WEI, (y) all other development fees divided equally between LG&E Development and WEI, and (z) the preoperational RVI Facility venture Management Fee of $1,500,000 divided equally between LG&E Operations and WEI, as provided in section 4.14(d) hereof, and the operational RVI Facility venture Management Fee to LG&E Operations and WEI, as provided in the-Venture Management Agreement; and
     For the RVII Facility:
                    (i) payment to LG&E and Westmoreland of their share of any amounts previously paid to Wheelabrator for acquisition of the RVII Power Purchase Agreement and any amounts hereinafter paid to Wheelabrator in respect of any amounts (up to $1.4 million in the aggregate) not previously paid and which are then payable to Wheelabrator;
                    (ii) payment under the RVII Construction contract of all amounts owed to LG&E Power Engineers and Constructors Inc. under the Work Authorization and Payment Agreement dated April 1, 1993 by and among WEI, LG&E Power Systems Inc. (now known as LG&E Power Inc.) and LG&E Power Engineers and Constructors Inc., as amended;
                    (iii) all documented Third-Party costs incurred after February 1, 1992 in connection with the development and financing of the Facility, shall be paid to the Partners in proportion to their Percentage Interest and on a passu basis with the payment to Westmoreland of its or its Affiliates’ documented Third-Party costs (estimated as of February 1, 1992 at $215,000) incurred for acquisition and early development of the RVII Facility opportunity-prior to February 1, 1992;
                    (iv) Westmoreland documented Internal costs incurred prior to February 1, 1992 (estimated as of February 1,

1992 at $245,000) for acquisition and early development of the RVII Facility opportunity shall be paid to Westmoreland;
                    (v) all documented Third-Party costs Due Upon Closing of Construction Financing incurred in connection with the RVII Facility shall be paid to the Partner which directly or through its Affiliates incurred such costs;
                    (vi) each of the Partners documented Internal Costs (other than those described in clause (iii) above) shall be paid to the Partner which directly or through its Affiliates incurred such costs; and
                    (vii) fees, in the following priority (w) the first $2,500,000 of any development fees permitted by the Lender providing construction financing for the RVII Facility shall be divided equally between LG&E Development and WEI, (x) the next $1,000,000 of such development fees to WEI, (y) any remaining development fees divided equally between LG&E Development and WEI, and (z) preoperational RVII Facility venture Management Fee of $500,000 divided equally between LG&E operations and WEI, as provided in section 4.14(d) hereof and the operational RVII Facility venture Management Fee to LG&E Operations and WEI in reimbursement of their costs, as provided in the venture Management Agreement.
               (c) Any Development Costs which are unreimbursed to a Partner as of any date on which any Requested Amount must be paid shall be deemed to be Capital Contributions made as of such date and the amount of cash which such Partner is obligated to contribute to the Partnership on such date shall be reduced by the amount thereof.
               (d) The preoperational Venture Management Fee for the RVI Facility shall be paid in 36 equal successive monthly installments beginning at the later of the giving of the Notice to Proceed under the RVI Construction Contract or the payment to the Partnership of the proceeds of construction financing for the RVI Facility from any Person not an Affiliate of any Partner. The preoperational venture Management Fee for the RVII Facility as set forth in the venture Management Agreement shall be paid in 27 equal successive monthly installments beginning on April 1, 1993; provided, however that installments of such fee shall accrue and not actually be paid until such time as the Partnership receives proceeds of construction financing for the RVII Facility from any Person not an Affiliate of any Partner in order to make such payment, at which time all such accrued installments shall be paid, without any interest thereon.

ARTICLE 5.
OFFICERS AND EMPLOYEES OF THE JOINT VENTURE
     5.1. Chief Financial Officer. The Management Committee shall appoint a Chief Financial Officer who will be empowered to manage the financial affairs of the Partnership, including without limitation the activities set forth below, subject to the direction and control of the Management Committee:
               (a) to issue calls for Capital Contributions and Partner Loans pursuant to Article 3 hereof;
               (b) to be responsible for and have custody of all funds and securities of the Partnership;
               (c) to open and close accounts in the name of the Partnership at such banks, savings and loans, trust companies and other financial institutions as may be approved by the Management Committee;
               (d) to oversee expenditures and disbursements made by officers and employees of the Partnership; and (e) to manage the cost accounting and budgeting functions of the Partnership, and to perform those duties delegated to the Chief Financial Officer under Articles 4 and 11 of this Agreement.
     5.2. Operating Employees. Officers and employees performing services for the Partnership may be employed directly by the Partnership or may be loaned to the Partnership by the Partners (in which case they shall remain employees of the loaning Partner). In the case of loaned officers or employees, the Partnership shall reimburse the loaning Partner for the services of loaned officers and employees pursuant to the terms and conditions set forth in the venture Management Agreement or in such other agreements as may be entered into between each loaning Partner and the Partnership.
ARTICLE 6.
INTERESTS IN THE PARTNERSHIP;
ALLOCATIONS AND DISTRIBUTION
     6.1. Interests in the Partnership. The Partnership Interests of the Partners shall be as follows:

LG&E -	50%
Westmoreland -	50%
These interests shall be subject to adjustment as required by Section 3.7.
     6.2. Distribution of Cash Items.
               (a) All Available Cash shall be distributed no less often than quarterly.
               (b) The Partnership will distribute Available Cash to the Partners ratably in accordance with their respective Partnership Interests.
               (c) Net Capital Receipts, when available, shall be distributed to the Partners (if any) then having a positive balance in their respective capital Accounts up to the amount of such positive Capital Account balances, with any remaining funds being distributed to the Partners ratably in accordance with their respective Partnership Interests.

6.3. Allocations of Profits, Losses and Obligations.
               (a) Commencing on the date hereof and continuing over the term of this Agreement, all Profits, Losses, credits and Partnership obligations shall be allocated to the Partners ratably in accordance with their respective Partnership Interests.
               (b) Any Gain on Disposition shall be allocated as follows: first, to the Partners ratably in accordance with any negative balances in their respective capital Accounts until such Capital Accounts have been restored to zero: and second, to the Partners ratably in accordance with their respective Partnership Interests.
               (c) Any Loss on Disposition shall be allocated as follows: first, to the Partners ratably in accordance with any positive balances in their respective Capital Accounts until such Capital Accounts have been reduced to zero: and second, to the Partners ratably in accordance with their respective Partnership Interests.
               (d) Notwithstanding the foregoing, in accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to Section 704(c) Property (as defined hereinbelow) shall, solely for tax purposes, be allocated between the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its Adjusted Book Basis. As used herein, “Section 704(c) property” means (i) each item of partnership property which was contributed to the Partnership and to which section 704(c) of the Code or section 1.704-l(b)(2)(iv)(d) of the Regulations applies, and (ii) each item of Partnership property which, as contemplated by section 1.704-l(b)(4)(i) or any analogous provision of the Regulations, is governed by the principles of section 704(c) of the Code (or principles analogous to the principles contained in section 704(c) of the Code). Any elections or other decisions relating to such allocations shall be made by the Management Committee in any manner that is consistent with the provisions of Code Section 704(c) and the Regulations thereunder and that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to the foregoing provisions of this section 6.3(d) are solely for the purposes of federal, state and local income and franchise taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Profits, Losses, Gain or Loss on Disposition, distributions or other items pursuant to any provision in this Agreement. Except as provided in the foregoing provisions of this Section 6.3(d) all items of income, gain, loss and deduction of the Partnership shall be allocated between the Partners for tax purposes in the same manner that the corresponding items are allocated for book purposes in accordance with Section 6.2(a), (b) and (c) above, or if there are no corresponding items so allocated, in accordance with the provisions of Section 1.704-l(b)(3) of the Regulations.
     6.4. Allocations to Transferred partnership Interests. Profits, gains, losses, deductions and credits allocated to a Partnership Interest assigned or reissued during a Fiscal Year shall be allocated to each Person who was the holder of the Partnership Interest during such Fiscal Year, in proportion to the number of days that each such holder was recognized as the owner of such Partnership Interest during such Fiscal Year or during an interim period in respect of which the books of the Partnership shall be closed, as the case may be, or in any other manner permitted by the Code and selected by the Management Committee in accordance with this Agreement, without regard to the results of partnership operations or the date, amount or recipient of any distributions which may have been made with respect to such Partnership Interest. The effective date of the assignment shall be (a) in the case of a voluntary assignment, the actual date the assignment as recorded on the books of the Partnership, or (b) in the case of involuntary assignment, the date of the operative event.

ARTICLE 7.
REPRESENTATIONS, WARRANTIES AND COVENANTS
     7.1. The Partners. Each of the Partners hereby represents, warrants to and covenants with the Partnership and to each other as follows:
               (a) Such Partner is a limited partnership duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite power and authority to own or lease its properties and assets as now owned or leased, to carry on its business as and where now being conducted and to execute and deliver and to perform this Agreement.
               (b) The execution, delivery and performance of this Agreement have been duly authorized by all necessary partnership action on the part of such Partner. This Agreement has been duly executed and delivered by such Partner and constitutes the legal, valid and binding obligations of such Partner, enforceable against it in accordance with its terms.
               (c) No consent, approval or authorization of, or registration or filing with, any person, including any governmental authority or other regulatory agency, is required in connection with the execution and delivery of this Agreement or the performance by such Partner of its obligations hereunder, other than those consents, approvals or authorizations previously obtained.
               (d) Each Partner shall furnish to the Partnership all information regarding such Partner or its Affiliates required for inclusion in any documents to be prepared or filed in connection with the business of the Partnership, and all such information will be true and correct in all material respects and will not omit to state any material fact necessary to be stated therein in order that such information not be misleading.
               (e) While conducting the business of the Partnership, each of the Partners shall not act in any manner which may cause the Partnership to be treated for federal income tax purposes as an association taxable as a corporation.
               (f) Each of the Partners shall comply with:
                    (i) all applicable governmental laws and regulations, and all required governmental and other approvals applicable to or required for the operation of the Facility or otherwise; and
                    (ii) all material conditions and requirements of any contract entered into on behalf of the partnership or related to its operation and maintenance of the Facility, except where failure to comply will have no material adverse effect on the business of the Partnership.
               (g) Each Partner shall, not later than the next business day following the receipt thereof, forward to the other Partner a copy of any notice received by such Partner of any default under any document related to any debt for borrowed money or any default under any other agreement or instrument relating to borrowed money to which the Partnership is a party or by which its assets are affected.
               (h) Each Partner covenants that it and its Affiliates will refrain from taking any action or omitting to take action where the effect of such action or omission is to cause (x) the RVII Facility to cease to be a qualifying cogeneration facility (“Qualifying Facility”) under the Public utility Regulatory Policies Act of 1978 and the regulations promulgated thereunder by the Federal Energy Regulatory commission or (y) the RVI Facility to cease to be a Qualifying Facility unless the Partnership is designated as an exempt wholesale generator (“Exempt Wholesale Generator”) with respect to its ownership and operation of such Facility, as defined under the Public utility Holding Company Act of 1935 and the regulations promulgated thereunder by the Federal Energy Regulatory Commission, and such action is permitted under the RVI Power Purchase Agreement. Each Partner also covenants that it and its Affiliates will refrain from taking any action or omitting to take action where the effect of such action or omission is to cause the Partnership or any Partner to become regulated as a utility, public utility or public utility holding company under any applicable state or federal law, rule or regulation.
     7.2. By Westmoreland. Westmoreland hereby represents and warrants to LG&E that without waiving the right of Westmoreland to rely on the representations and warranties of LG&E herein, Westmoreland and its Affiliates have performed their own independent investigation, with due diligence, of the investment represented by participation in this Partnership and have formed their own independent assessments of the risks and potential returns of the Partnership. Westmoreland and its Affiliates have been afforded adequate opportunity to question the management of

LG&E concerning the Partnership and to review all partnership agreements and records.
     7.3. By LG&E. LG&E hereby represents and warrants to Westmoreland that without waiving the right of LG&E to rely on the representations and warranties of Westmoreland herein, LG&E and its Affiliates have performed their own independent investigation, with due diligence, of the investment represented by participation in this Partnership and have formed their own independent assessments of the risks and potential returns of the Partnership. LG&E and its Affiliates have been afforded adequate opportunity to question the management of Westmoreland concerning the Partnership and to review all Partnership agreements and records.
ARTICLE 8.
TRANSFER OF PARTNERSHIP INTEREST
     8.1. Conditions to Transfer of Any Interest. Except as set forth in sections 8.2, 8.3, and 10.3(b), unless the Management Committee otherwise unanimously shall consent, no Partner may Transfer all or any part of its Partnership Interest or any interest in such Partner (it being understood that this Article 8 shall in no event apply to the transfer of a limited partnership interest in a Partner which is a limited partnership). In addition, no Transfer shall be permitted, whether pursuant to this Section 8.1, sections 8.2, 8.3 or otherwise which would:
               (a) result, directly or indirectly, in termination of the Partnership for federal income tax purposes,
               (b) result in a violation of federal or state securities laws or other applicable laws or regulations,
               (c) violate the terms of, constitute an event of default under, or result in an acceleration of any indebtedness under any note, mortgage, loan agreement or other instrument to which the Partnership is a party, including without limitation the Equity Funding Agreement,
               (d) result in either Facility’s loss of status as a “Qualifying Facility,” or in the Partnership’s loss of status as an “Exempt Wholesale Generator” or subject the Partnership or either Partner to regulation as a utility, public utility or public utility holding company as described in section 7.1(h) above, or

               (e) conflict with the restrictions on transfer set forth in the RVI Power purchase Agreement or the RVII Power Purchase Agreement.
     8.2. Permitted Transfers to Affiliates and certain Limited Partnerships. Subject to the restrictions set forth in section 8.1 (except the requirement for Management committee consent), any Partner may Transfer, without the consent of the other Partner, its Partnership Interest or any interest in the Partner either in whole or in part (a) to anyone hundred percent Affiliate-, (b) to a limited partnership in which the transferor or a one hundred percent Affiliate is the sole general partner (c) solely as security for its obligations in connection with financing for the Project provided that any Transfers other than to the secured party shall be subject to section 8.3, or (d) pursuant to and in accordance with the Pledge and Security Agreement dated April 13, 1993 by Westmoreland in favor of LG&E Energy Systems Inc., LG&E, and LG&E Power or the Pledge and Security Agreement dated April 13, 1993 by WEI-Roanoke Valley, Inc. in favor of LG&E Energy Systems Inc., LG&E, and LG&E Power, as applicable.
     8.3. First Right to Purchase.
               (a) Except as provided in section 8.2, if at any time a Partner (the “Offering Partner”) shall desire to transfer all or any portion of its Partnership Interest, either directly or through sale of an interest in such Partner, the Offering Partner shall give to the other Partners (the “Non-Offering Partners”) a notice (an “Offering Notice”) of the interest to be sold (the “Offered Interest”), the price (which shall be a dollar sum), and all other terms of sale. Each Non-Offering Partner shall have the right, irrevocable for a period of 45 days after the giving of the Offering Notice (the “Offer Period”) to purchase the entire Offered Interest specified in the Offering Notice at the price and upon the terms set forth therein.
     (b) If a Non-Offering Partner shall elect to exercise its right to purchase, notice of such election (an “Election Notice”) shall be given to the Offering Partner within the Offer Period, which Election Notice shall specify a closing date not less than fifteen (15) or more than thirty (30) Days after the giving thereof, and on the date so specified the Offering Partner shall sell, and the Non-Offering Partner shall purchase, the interest specified in the Offering Notice at the price and upon the terms set forth therein. In the event that more than one Non-Offering Partner gives such an Election Notice, then each such Non-Offering Partner shall be entitled to purchase a portion of such Offered Interest equal to the ratio which its

Partnership Interest bears to the aggregate Partnership Interests of all such Non-Offering Partners. Notwithstanding anything to the contrary in this Section 8.3, each of the Non-Offering Partners may deliver an Election Notice with respect to any portion of the Offered Interest provided that the sum of the portions specified in each such Election Notice is equal to the entire Offered Interest.
               (c) If a right to purchase pursuant to the foregoing paragraphs (a) or (b) shall not be exercised within the Offer Period or shall be waived, the Offering Partner thereafter may sell the interest specified in the Offering Notice at a price equal to or greater than that offered pursuant to (a) and upon terms not materially different than the terms set forth in the Offering Notice. However, if the interest specified in the Offering Notice is not so sold within one year after the giving of the Offering Notice, or if the Offering Partner elects to sell the interest at a lower price than specified in the Offering Notice or upon terms materially different than specified in the Offering Notice, then this section 8.3 shall be applicable to any subsequent sale of such interest.
     8.4. Effect of Improper Acts. If a Partner makes a Transfer in violation of this Agreement, such Transfer shall be null, void and of no effect, ab initio. If a Partner voluntarily dissolves or withdraws from the Partnership in violation of this Agreement, its interest shall automatically vest in the other Partner, effective as of the date of such dissolution or withdrawal, and the dissolved or withdrawing Partner shall be liable to the Partnership for such damages as the Partnership may sustain a result of such dissolution or withdrawal.
     8.5. Terms of Transfer of Partnership Interest. The transfer by a Partner of its Partnership Interest pursuant to section 8.2 or Section lO.3(b) shall be subject to all liabilities and obligations of the Partnership and those incurred with authority on its behalf matured or unmatured, absolute or contingent, and upon the consummation of such sale, the purchasing Partner shall execute and deliver to the selling Partner, in form satisfactory to the selling Partner, an instrument assuming all such liabilities and obligations of the Partnership, together with a covenant to hold the selling Partner and its Affiliates harmless from and against all liabilities, obligations and guarantees incurred through or for the benefit of the Partnership, except as may be attributable to the selling Partner’s gross negligence, bad faith or fraud. The purchasing Partner shall make every reasonable effort to obtain from third parties the release of the selling Partner and its Affiliates from all such liabilities, obligations and guarantees.

     8.6. Amendment of statements. In the event of an assignment or transfer of an interest in the Partnership pursuant to section 8.2, the continuing members of the Partnership promptly thereafter will cause to be filed and published an appropriate Fictitious Business Name statement and will cause to be recorded an amended statement of Partnership in order to reflect such change.
     8.7. Specific Performance. Each of the Partners acknowledges that the rights and obligations provided by this Article 8 are of unique value to it and the payment of monetary damages could not adequately compensate the other Partners for any breach of the obligations set forth in sections 8.1 through 8.5. Accordingly, the rights of the Partners set forth in sections 8.1 through 8.4. shall be specifically enforceable in accordance with their terms.
ARTICLE 9.
DISPUTE RESOLUTION
     9.1. Procedure. In the event a dispute arises between the Partners regarding the interpretation of any provisions of this Agreement, the aggrieved Partner shall promptly notify the Management Committee of the dispute within ten (10) days after such dispute arises. If the Management Committee shall have failed to resolve the dispute within ten (10) days after delivery of such notice, each Partner shall, within five (5) days thereafter, nominate a senior officer of its management to meet at the principal office of the Partnership, or at any other mutually agreed location, to resolve the dispute.’ Should the Partners be unable to resolve the dispute within twenty (20) days after such nomination after their best efforts to do so, each Partner shall have the right to submit the matter to arbitration pursuant to the procedures set forth in section 9.2.
     9.2. Arbitration. In any circumstances requiring arbitration under this Agreement, the issue shall be submitted to arbitration by a panel of up to three arbitrators pursuant to the following procedure:
               (a) If the issue involves two Partners or sides, the issue shall be decided by a panel of up to three arbitrators, who shall be selected as provided in this Section 9.2(a). At any time following the 30th day after delivery of notice to a Partner of an intent to submit an issue to arbitration, any partner(s) (for purposes of this Section 9.2, the “Initiating Partner(s)”) may give notice to the other Partner(s) that it has designated an arbitrator. Within 30 days of the delivery of the aforesaid notice of designation the other Partner (“other Partner”) shall be required to either (i) agree to permit the arbitrator designated by the Initiating Partner to decide the issue, or (ii) designate a second arbitrator and notify the Initiating Partner of such designation. Within 20 days of the designation of a second arbitrator (if one is so designated), the two designated arbitrators shall meet and shall jointly designate a third arbitrator, who shall be neutral and impartial.· The Partners express their mutual intention to designate arbitrators highly qualified by education and experience in the subject matter to be arbitrated; however, the qualifications of the arbitrators designated by the parties shall not be subject to question. The arbitrator (if any) designated by the party appointed arbitrators shall also be highly qualified by education and experience in the subject matter to be arbitrated: however, except as to his neutrality and impartiality, his qualifications shall not be subject to question. If a three-person panel is selected, the arbitrator designated by the party-appointed arbitrators shall be the Chairman of the arbitration panel, and a determination by a majority of the panel shall be binding. If for any reason, (i) the Other Partner(s) shall fail timely to either consent to a sole arbitrator or to designate an arbitrator after notice of designation is delivered by the Initiating Partner(s) or (ii) the two party-appointed arbitrators fail timely to designate a third arbitrator, or the third arbitrator shall fail for any reason to serve, said arbitrator shall be designated by the American Arbitration Association upon the demand of any Partner.
               (b) If the issue involves more than two Partners or sides, the matter shall be decided by a single arbitrator, who shall be selected as provided in this section 9.2(b). At any time following the 30th day after delivery of a notice to the Partners of an intent to submit to arbitration an issue as to which the Partners (or the arbitrators selected pursuant to section 9.2(a» certify, in good faith, that there are more than two sides, the Partners (or any of them) shall apply to the American Arbitration Association for a listing of arbitrators meeting the standards enumerated in Section 9.2(a) for the “third arbitrator”. Such listing shall contain at least one proposed arbitrator more than the number of Partners or sides in the arbitration. Each partner or side shall have the right to delete from the list, peremptorily, one proposed arbitrator. If more than one proposed arbitrator remains after review by each Partner or side in the arbitration, the list shall be reduced to one proposed arbitrator by each Partner or side, in turn, in descending order according to their interests in the Partnership (i.e., largest interest through smallest interest). If, for any reason, an arbitrator is not selected by the foregoing process within thirty (30) days, said arbitrator shall be appointed by the American Arbitration Association upon the demand of any Partner.
               (c) All proceedings before the arbitrators shall be held at such place as the parties may agree. Failing such agreement, they shall be held in Washington, D.C.
               (d) The Partners agree that the issue being resolved hereunder shall be determined by arbitration pursuant to the provisions set forth herein and pursuant to the applicable rules of the American Arbitration Association then in effect insofar as such rules are not inconsistent with the provisions set forth herein. Reasonable discovery will be allowed.
               (e) The participating Partners shall share equally the costs and fees of such arbitration and further agree that said costs shall include compensation to the arbitrators for their time spent in arriving at their determination. In order to secure highly qualified arbitrators the participating Partners agree to compensate the arbitrators at a daily rate generally commensurate with the regular daily compensation of persons of such caliber.
               (f) The authority of the arbitrators shall be limited to the specific issue(s) submitted to them by the Partners for determination.
     9.3. Continuation of Obligations. Pending final resolution of any dispute, the Partners shall continue to fulfill their respective obligations hereunder.
ARTICLE 10.
DISSOLUTION
     10.1. Generally. The Partnership shall continue unless terminated as set forth herein.
     10.2. Dissolution. The business of the Partnership shall be continued by the Partners pursuant to this Agreement, notwithstanding the occurrence of any event which would result in a dissolution of the Partnership pursuant to the law of the Commonwealth of Virginia, and neither Partner shall be released or relieved of any duty or obligation hereunder by reason thereof: provided, however, that the business of the Partnership shall be terminated, its affairs wound up and its property and assets distributed on the earlier to occur of:
               (a) a determination by both Partners that the Partnership shall be terminated;
               (b) bankruptcy or insolvency of the Partnership;
               (c) after bankruptcy or insolvency of a Partner or any general partner of a Partner that is a partnership, upon the determination of the remaining Partner to terminate the Partnership pursuant to the provisions of section 10.3; or
               (d) the sale or other disposition (including condemnation or casualty loss) of all or substantially all of the property and assets of the Partnership or, in the event of an installment sale, after the final payment is received.
     10.3. Bankruptcy and Insolvency.
               (a) For the purposes of this Agreement, bankruptcy shall be deemed to have occurred when the Partnership or the Partner or in the case of a Partner that is a partnership where any of the general partners of such partnership (i) files or suffers a voluntary or involuntary petition under any federal or state bankruptcy law or such a petition is filed against it and is not dismissed, discharged or stayed within a period of sixty (60) days from the date of filing; or (ii) makes a general assignment for the benefit of creditors; or (iii) applies for, seeks, consents to or acquiesces in the appointment of a receiver for all or substantially all of its assets. Insolvency shall be deemed to have occurred when such entity shall be unable to pay liabilities as they mature and such entity shall admit in writing its inability to pay its debts generally as they become due.
               (b) If a Partner (or a person which controls a Partner) shall become bankrupt or insolvent, the other Partner shall have the right, exercisable by written Notice to the Failed Partner, to terminate the Partnership and acquire the Failed Partner’s interest in the Partnership pursuant to this section 10.3(b). The price shall be computed by multiplying the Failed Partner’s Partnership interest times the Fair Market Value of the Partnership’s Property, including real property and tangible and intangible personal property determined as of the date that the bankruptcy or insolvency occurred (or the date of the first such occurrence, if more than one) after deducting from the Fair Market Value all liabilities and obligations of the Partnership, including, without limitation, (i) all accrued Partnership operating expenses, (ii) the unpaid principal balance of all outstanding loans and accrued interest thereon and (iii) a reasonable reserve for contingent obligations of the partnership, and after taking into account the tax consequences, if any, resulting from a termination of the Partnership under Section 708 of the Code or otherwise. The closing of the purchase and sale of the Failed Partner’s Partnership Interest shall take place on a date specified in the Notice but in any event not more than ninety (90) days after the date of such Notice.
     10.4. Winding Up and Dissolution. Upon the dissolution of the Partnership, the Partnership shall be liquidated in accordance with this Article 10 unless the Partners unanimously elect otherwise. The dissolution and liquidation of the Partnership shall be conducted and supervised by the Management Committee or by a person who shall be designated for such purposes by the Management Committee (the Management Committee or such person so designated, as the case may be, being hereinafter called the “Liquidating Agent”). The Liquidating Agent shall have all of the rights and powers with respect to the assets and liabilities of the Partnership, in connection with the liquidation and dissolution of the Partnership, which the Partners have with respect to the assets and liabilities of the Partnership during the term of the Partnership, and the Liquidating Agent is hereby expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the dissolution and liquidation of the Partnership and the transfer of any property of the Partnership.
     10.5. Priority on Liquidation. The Liquidating Agent shall, to the extent feasible, liquidate the assets of the Partnership as promptly as shall be practicable. The proceeds of such liquidation shall be applied first, to the payment of matured debts and liabilities of the Partnership (including interest and principal on Partner Loans) and the costs and expenses of dissolution and liquidation of the Partnership, second, to the setting up of any reserves which the Liquidating Agent may deem reasonably necessary for contingent or unforeseen liabilities of the Partnership, and third, to the Partners in the manner provided for Net Capital Receipts pursuant to section 6.2(C) provided, however, that if a Partner is a Noncontributing Partner at the time of liquidation, the balance of such proceeds payable to the Noncontributing Partner shall be distributed to the Contributing Partner to the extent 9f, and on account of, any accrued and unpaid interest on, and the principal on any outstanding Optional Advance. If, immediately following the liquidating distributions described above, and after giving effect to the allocations described in section 6.2, there is a negative balance in the Capital Account of any Partner, each such Partner shall contribute in cash to the Partnership the amount of its negative Capital Account balance such amounts shall be distributed to the Partners (if any) then having a positive balance in their respective Capital Accounts, up to the amount of such positive Capital Account balances, with any remaining funds available for distribution being distributed to the Partners in accordance with their respective Partnership Interests, or otherwise paid to creditors of the Partnership. A Partner’s obligation to contribute cash to the Partnership in the amount of the negative balance in its Capital Account shall not be deemed an asset of the Partnership or the personal liability of any such Partner to a third party creditor of the Partnership.
     10.6. Statements on Liquidation. Each of the Partners shall be furnished with a statement which shall set forth the assets and liabilities of the Partnership as at the date of complete liquidation, and the shares of each Partner thereof.
     10.7. Distribution in Kind. No Partner shall have the right to demand and receive property other than cash in payment of any distribution hereunder. Nonetheless, upon the dissolution and liquidation of the Partnership, the Management Committee may make distributions in liquidation in kind. In any such event, the assets so distributed in kind shall be treated for purposes of Article 6 as if sold by the partnership for the fair market value thereof at the time of such distribution, and appropriate preliquidation adjustments shall be made to the Capital Accounts of the Partners to reflect how such gain or loss would have been allocated if such property had been sold at the assigned values.
     10.8. Agreement Governing. No Partner shall have any right to receive the return of its Capital Contributions or any profit of the Partnership other than as provided in this Agreement.
ARTICLE 11.
ACCOUNTING AND REPORTS
     11.1. Books and Records. At all times during the continuance of the Partnership, the Chief Financial Officer shall keep or cause to be kept books of account in which shall be entered fully and accurately each transaction of the Partnership in accordance with generally accepted accounting principles. The books of account, records and all documents and other writings of the Partnership shall be kept and maintained at the principal office of the Partnership. . Each Partner and its representatives shall have access to such books, records and documents during reasonable business hours and may inspect and make copies of any of them.
     11.2. Accounting Method. The partnership shall adopt the accrual method of accounting for financial reporting and federal income tax purposes. The financial reports of the Partnership shall be prepared on an accrual basis in accordance with generally accepted accounting principles.
     11.3. Fiscal Year. The fiscal year of the Partnership shall be the calendar year for financial reporting and Federal income tax purposes.
     11.4. Financial Statements. The Chief Financial Officer shall cause statements of the financial position, income (net profit or net loss), changes in Partners’ capital accounts and statement of cash flows of the Partnership to be prepared as of the last day of each month. Copies of such statements shall be furnished to each Partner within 30 days after the end of each month. In addition, the Chief Financial Officer shall cause an unaudited annual statement of the financial position, income (net profit or net loss), changes in Partners’ capital accounts and statement of cash flows of the Partnership to be furnished to each Partner within 45 days after the close of the Fiscal Year. The foregoing statements shall be prepared on the accrual basis of accounting in accordance with GAAP and so certified by the preparer thereof. All such statements of income shall be accompanied by the budgets for the same periods and date and by similar statements for the comparable periods in the prior year.
     11.5. Projections. The Chief Financial Officer shall cause to be prepared quarterly projections of the net income or net loss for the remainder of the year, and in the case of the third quarter of each fiscal year, such projections shall also be prepared for the succeeding Fiscal Year. The Chief Financial Officer shall cause the projections to be furnished to each Partner within 30 days of the end of each quarter.
     11.6. Reports. Copies of all accounts, reports and other writings pertaining to the Partnership furnished by a Partner or the Partnership to any Person shall contemporaneously be delivered to all Partners. Copies of all reports, notices and other writings pertaining to the Partnership furnished to a Partner by the accountants for the Partnership shall promptly be delivered to all the Partners.
     11.7. Auditors. The Management Committee shall engage independent auditors for the Partnership. The independent auditors shall (a) audit the records and accounts of the

Partnership, and (b) render their opinion on the statement of financial position of the Partnership as of the end of each Fiscal Year and of the results of its operations, the changes in its financial position and its Partner’s Capital Accounts for each Fiscal Year, as prepared by the accountants for the partnership.
     11.8. Required Filings. The Chief Financial Officer shall cause the Partnership to file, on or before the dates the same may be due, giving effect to extensions obtained, all reports, returns and applications which may be required by any governmental or quasi-governmental body having jurisdiction. The Chief Financial” Officer shall use reasonable efforts to furnish draft copies of all such reports, returns and applications to the Partners no less than forty-five (45) days before the same are filed. All reports, returns and applications which may be required by any taxing authority shall be handled by the Tax Matters Partner, subject to the approval of the Management Committee, pursuant to the provisions of Article 11.
     11.9. Section 754 Election. The Partnership shall make the election referred to in Section 754 of the Code, or any corresponding or similar provisions of any subsequent revenue act, or under any similar state statute, if in the reasonable determination of the Management Committee it is determined to be in the best interest of the partnership.
     11.10. Inspection of Records. Each Partner and its authorized certified public accountants and other representatives shall have the right to inspect and examine the books, records, files, securities and other documents of the Partnership and to make copies thereof at all reasonable times and upon prior notice reasonably given.
ARTICLE 12.
INCOME TAX RETURNS, TAX ACCOUNTING, TAX ELECTIONS
     12.1. Tax Returns. Federal, state and local income tax returns of the Partnership shall be prepared at the direction of the Chief Financial Officer and reviewed by the independent auditors designated under Section 10.7 unless otherwise directed by the Management Committee. Copies of “all tax returns of the Partnership shall be furnished for review and approval by each Partner at least 15 days prior to the statutory date for filing such returns, including any extensions thereof. If either Partner shall fail to approve any such return, an application for extension of time to file shall be timely filed by the partnership.
     12.2. Tax Matters Partner. LG&E shall be the tax matters partner pursuant to section 623l(a) (7) of the Code, and shall serve in a similar capacity under any applicable state or local law, unless otherwise determined by the Management Committee. The tax matters partner shall not take any action without the concurrence of the other Partner. The tax matters partner shall represent the Partnership on behalf of the Partners in connection with all administrative and judicial proceedings with respect to Partnership affairs involving or resulting from examinations by any and all federal, state or other tax authorities (including, but not limited to, examinations by the Internal Revenue service), and may expend Partnership funds for professional services and costs in connection therewith as it deems advisable and necessary; provided, that, except as otherwise provided in this Agreement or by law, the tax matters partner does not assume any obligations or responsibilities with respect to the foregoing.
     12.3. Miscellaneous.
               (a) Tax decisions and any necessary or available elections for the Partnership, including without limitation any decision whether or not to make an election under section 754 of the Code or any successor provision, shall be made by the Management Committee.
               (b) Prompt Notice shall be given to each Partner upon receipt of advice that the Internal Revenue Service or any other government agency intends to examine any Partnership tax returns. In the event of an audit of the tax returns of the Partnership by the Internal Revenue Service or any other government agency, the Tax Matters Partner under the direction of the Management Committee shall supervise, participate in and retain professionals to participate in such audit and shall contest any assertions by such agency that may be adverse to the Partners or the partnership.
ARTICLE 13.
DISPOSITION OF DOCUMENTS AND RECORDS
     All documents and records of the partnership, including, without limitation, all financial records, vouchers, cancelled checks and bank statements, shall be retained by the applicable Partner responsible therefor for a period of seven years

(regardless of any termination of the partnership) or such longer period as shall be required by law. In the event that a Partner ceases to be a member of the Partnership at any time “prior to termination of the Partnership, and the Partnership is continued without such withdrawing Partner, the other Partner agrees that all documents and records of the Partnership created prior to the date of the termination of the withdrawing Partner’s interest, shall be maintained by such other Partner, its successors and assigns, for a period of not less than seven years thereafter, or such longer period as may be required by law, and during such period shall be available for inspection and examination by such withdrawing Partner in the same manner as provided in section 11.10.
ARTICLE 14.
CONFIDENTIALITY
     14.1. Provision of Documents. Each Partner shall provide the other Partner with copies of all material Facility documents, including, without limitation, Facility plans, specifications, drawings, studies and permits, Facility legal opinions and legal documents and Facility financing proposals within such Partner’s possession.
     14.2. Confidentiality Obligation. The Partners acknowledge that certain information relating to the Facility which may be provided by each Partner to the other may include confidential or proprietary data. The Partner receiving such information which has been designated as confidential or proprietary by the other Partner shall exercise reasonable precautions to safeguard the confidential and proprietary nature of such information and to prevent the use or disclosure thereof, or any part thereof, by or to any third party, except with the disclosing Partner’s prior written consent. Notwithstanding the foregoing, if a Partner receives a request to disclose such confidential information pursuant to a valid and effective subpoena, civil investigative or discovery demand, interrogatories, request for information or production of documents, order of a court of competent jurisdiction or governmental entity or similar process, such Partner will promptly notify the other in writing of the existence, terms and circumstances surrounding such request, so that the Partner that provided such information may seek a protective order. If such protective order or other remedy is not obtained, the Partner subject to such compulsion will furnish only that portion of the confidential information or take only such action as is legally required and will exercise reasonable efforts to obtain an order or other reasonable assurance that confidential treatment will be accorded the confidential information.
     14.3. Termination: Exclusion. The obligations of the Partners under this Article 13 shall terminate five (5) years from the date of receipt of such information and shall not apply with respect to any information disclosed hereunder which: (i) is generally available to the public as of the date of disclosure; (ii) was known by the receiving Partner prior to the date of disclosure and such knowledge was documented in the recipient’s written records prior to such date; (iii) becomes generally available to .the public (provided that such public disclosure did not result, directly or indirectly, from any act, omission or fault of the recipient or any of its agents with respect to such confidential information); or (iv) becomes available to the recipient on a nonconfidential basis from a third party which had a right to disclose it.
     14.4. Survival. The foregoing obligations as to confidentiality shall survive any dissolution of the Partnership.
ARTICLE 15.
COMPETITION, CONFLICTS AND DISCLOSURE
     15.1. Partners. Each of the Partners has been organized solely for the purposes of the business of the partnership and has not engaged, and will not engage, in any activities whatsoever except with respect to such business.
     15.2. Affiliates. Each Partner understands that the Affiliates of the other Partner may be interested, directly or indirectly, in various other businesses and undertakings not included in, and in competition with, the Partnership. Each Partner understands that the conduct of the business of the Partnership may involve business dealings with other businesses or undertakings of Affiliates of the Partners. Except as set forth herein, the Partners hereby agree that the creation of the Partnership and the assumption by each of the Partners of its duties hereunder shall be without prejudice to the rights of its Affiliates to engage in such other interests and activities and to receive and enjoy profits or compensation therefrom, and each Partner waives any rights it might otherwise have to share or participate in such other interests or activities of the Affiliates of the other Partner.

ARTICLE 16.
MISCELLANEOUS
     16.1. Appraisal. In the event that a determination of the Fair Market Value of the property or of the Partnership Interest of a Partner in the Partnership is required for the purpose of section 10.3 or 10.4, such value, if not otherwise agreed upon by the Partners, shall be determined by firms of recognized national standing in appraising or such other entities as the Management Committee may approve. Each Partner shall appoint one of such firms within 10 days after a request to do so and the third firm shall be selected by the two appointed firms. If a Partner shall fail to appoint a firm timely, the one appointed firm shall select the second firm within 10 days after such Partner’s failure to appoint. If the property being valued is the Partnership Interest of a Partner, the firms shall determine the value of such interest by determining the Fair Market Value of all the Partnership’s assets (net of all partnership liabilities) and multiplying that value by the Partnership Interest being valued. Any valuation made pursuant to this section 16.1 shall be at the sole expense of the Partnership and shall be submitted to the Partners within 30 days after the panel of three firms is selected provided, however, that if any valuation deviates more than ten percent (10) from the median of all such valuations, the “Fair Market Value” shall be deemed to be the average of such median and the valuation closest to the median.
     16.2. Notice. All notices and other communications required or permitted by this Agreement or by law to be served upon or given to a party hereto by any other party hereto shall be deemed duly served and given when received after being delivered by hand or courier service or sent by confirmed telecopy or certified mail, return receipt requested, postage prepaid, addressed as follows:

To:	LG&E Roanoke Valley L.P.
c/o LG&E Power 16 Incorporated
2030 Main Street
Irvine, California 92714
Attn: President
Telecopy: 714-955-4363

with a copy to:

LG&E Power Development Inc.
12500 Fair Lakes Circle
Suite 260
Fairfax, Virginia 22033-3822
Attn: President
Telecopy: 703-968-5458

To: WEI-Roanoke Valley, L.P.
c/o Westmoreland Energy, Inc.
Citizens Commonwealth Building
300 Preston Avenue, 5th Floor
Charlottesville, VA 22902
Attn: President
Telecopy: 804-980-5225

with a copy to:

Westmoreland Coal Company
700 The Bellevue
200 S. Broad Street
Philadelphia, PA 19102
Attn: General Counsel
Telecopy: 215-546-1584
Notices sent by confirmed telecopy to the applicable address indicated above shall be deemed given on the date of confirmation of receipt of such telecopy, provided said Notice is confirmed by any other means provided hereinabove and such confirmation is sent within one business day thereafter (or, in the case of hand or courier service delivery, received within one business day thereafter). Each Partner may change its address for the purposes of this section 16.2 by giving written Notice of change to the other Partners in the manner provided in this Section 16.2.
     16.3. Number and Gender. Whenever the context requires, references in this Agreement to the singular number shall include the plural, and words denoting gender shall include masculine, feminine and neuter.
     16.4. Partition. Except as specifically authorized by this Agreement, neither Partner shall be entitled to a partition of any property or assets of the Partnership during the term of this Agreement and neither Partner shall make application to any court or authority having jurisdiction in the matter or commence or prosecute any action or proceeding for partition or dissolution of any property or asset of the Partnership or the sale thereof upon any breach of the provisions of this section 16.4 by a Partner, the other Partner shall be entitled to a decree or order restraining and enjoining such application, action or proceeding in addition to any rights, remedies at law or at equity such Partner may have or claim.
     16.5. Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement, no Partner or its Affiliates shall, in any event, be liable to any other Partner or its Affiliates for any indirect, incidental, special or consequential damages, including but not limited to, loss of revenue, cost of capital, loss of business reputation or opportunity whether such liability arises out of contract, tort (including negligence), strict liability or otherwise.
     16.6. Modification. No change or modification of this Agreement shall be of any force unless such change or modification is in writing and has been signed by all of the Partners.
     16.7. Waiver. No waiver of any breach of the terms of this Agreement shall be effective unless such waiver is in writing and signed by the Partner against whom such waiver is claimed. No waiver of any breach shall be deemed to be a waiver of any other or subsequent breach.
     16.8. Severability. If any provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     16.9. Further Assurances. Each Partner shall execute such deeds, assignments, endorsements, evidences of transfer and other instruments and documents and shall give further assurances as shall be necessary to perform its obligations hereunder.
     16.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, exclusive of choice-of-laws provisions which would direct the application of the laws of another jurisdiction.
     16.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute One and the same agreement.
     16.12. Limitation on Rights of Others. No Person other than a Partner shall have any legal or equitable right, remedy or claim under or in respect of this Agreement.

     16.13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Partners and their respective successors and permitted assigns.
     16.14. Entire Agreement. This Agreement supersedes all prior agreements and understandings among the Partners and their Affiliates with respect to the subject matter hereof, including without limitation the Prior Partnership Agreement and, to the extent applicable to the Facilities, the provisions of the Agreement dated May 1, 1992, as amended, by and between LG&E Development and WEI. To the extent lawful, the relationship of the Partners among themselves shall be governed by the provisions of this Agreement.
     16.15. Captions, Titles and Headings. Captions, titles and headings used in this Agreement are for convenience of reference only and are not interpretive of text.
     16.16. Exhibits. The information and provisions set forth in Exhibit A attached hereto are intended to be fully incorporated herein as if they were included in the body of this Partnership Agreement.
     IN WITNESS WHEREOF, the parties hereto have hereunto affixed their signatures as of the day and year first above written.

Westmoreland-Roanoke Valley, L.P.,
a Delaware limited partnership, a
general partner
Attest:	By:	WEI-Roanoke Valley, Inc.,
a Delaware corporation, its
general partner

Matthew S. Sakurada		By:	/s/ James S. Brown
Title:	LG&E Roanoke Valley L.P.,
a California Limited Partnership
a general partner

Attest:	By:	LG&E Power 16 Incorporated,
a California corporation, its
general partner

/s/ Barry A. Weiss Barry A. Weiss		By:	/s/ William R. Ford, Jr. William R. Ford, Jr.
Assistant Secretary			Treasurer